UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

DATE OF REPORT	**April 5, 2007**
(DATE OF EARLIEST EVENT REPORTED)	**April 2, 2007**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3800 Frederica Street
Owensboro, Kentucky 42301
(Address of principal executive office)

(270) 926-8686
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On April 2, 2007, the Registrant and certain of its subsidiaries entered into Amendment No. 1 to an Amended and Restated Credit Agreement (the "Amendment") among the Registrant, as Guarantor, Boardwalk Pipelines, LP, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, each a wholly-owned subsidiary of the Registrant, as Borrowers, and the agent and lender parties identified therein. Among other things, the Amendment increases the size of the unsecured revolving credit facility from $400 million to $700 million, a $300 million increase. In addition, the Amendment extends the maturity date of the facility from June 29, 2011, to June 29, 2012. All other previously disclosed significant terms and provisions of the Amended and Restated Credit Agreement remain in effect. A copy of the Amendment is filed as Exhibit 10.1 to this Form 8-K and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

See description of the Amendment provided under Item 1.01 above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
10.1	Amendment No. 1, dated as of April 2, 2007, among the Registrant, Boardwalk Pipelines, LP, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, each a wholly-owned subsidiary of the Registrant, as Borrowers, and the agent and lender parties identified therein.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


BOARDWALK PIPELINE PARTNERS, LP


By: BOARDWALK GP, LP,
     its general partner

By: BOARDWALK GP, LLC,
     its general partner

By: /s/ Jamie L. Buskill
     Jamie L. Buskill
     Chief Financial Officer

Dated: April 5, 2007

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment No. 1, dated as of April 2, 2007, among the Registrant, Boardwalk Pipelines, LP, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, each a wholly-owned subsidiary of the Registrant, as Borrowers, and the agent and lender parties identified therein.

Exhibit 10.1

AMENDMENT NO. 1

AMENDMENT NO. 1, dated as of April 2, 2007 (this "*Amendment*"), by and among BOARDWALK PIPELINES, LP, a Delaware limited partnership (the "*Parent Borrower*"), TEXAS GAS TRANSMISSION, LLC, a Delaware limited liability company ("*Texas Gas*"), and GULF SOUTH PIPELINE COMPANY, LP, a Delaware limited partnership ("*Gulf South*" and, together with the Parent Borrower and Texas Gas, the "*Borrowers*"), severally as Borrowers, BOARDWALK PIPELINE PARTNERS, LP, a Delaware limited partnership (the "*MLP*"), the Lenders party hereto, WACHOVIA BANK, NATIONAL ASSOCIATION, as administrative agent for the Lenders and the Issuers (in such capacity, the "*Administrative Agent*"), CITIBANK, N.A., as syndication agent, JPMORGAN CHASE BANK, N.A., UNION BANK OF CALIFORNIA, N.A. and UBS SECURITIES LLC, as co-documentation agents, and WACHOVIA CAPITAL MARKETS LLC, CITIGROUP GLOBAL MARKETS INC. and J.P. MORGAN SECURITIES INC., as joint lead arrangers and joint book managers.

W I T N E S S E T H:

WHEREAS, the Borrowers, the MLP, the Administrative Agent, the Lenders and the other parties thereto have entered into that certain Amended and Restated Revolving Credit Agreement, dated as of June 29, 2006 (as amended, supplemented or otherwise modified from time to time, the "*Credit Agreement*");

WHEREAS, the Borrowers have requested, among other things, a Revolving Credit Commitment Increase in the amount of $300,000,000; and

WHEREAS, the Lenders have agreed, subject to the terms and conditions hereinafter set forth, to amend the Credit Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement.

2.   Amendments. Effective as of the Effective Date (as defined below) and subject to the terms and conditions set forth herein, the Credit Agreement is hereby amended as follows:

(a)   *Section 1.1 (Defined Terms)* of the Credit Agreement is hereby amended by inserting the following definitions in the appropriate alphabetical order:

"*Amendment No. 1*": the Amendment No. 1, dated as of April 2, 2007, by and among the Borrowers, the MLP, the Administrative Agent, and the Lenders party thereto.

"*Amendment No. 1 Effective Date*": the "*Effective Date*" under and as defined in Amendment No. 1.

"*Extension Option*": as defined in *Section 2.17(a)*.

"*Gulf Crossing*": Gulf Crossing Pipeline Company LLC, a Delaware limited liability company.

(b)   The definitions of "Consolidated EBITDA", "Consolidated Leverage Ratio", "Consolidated Net Income", "Hybrid Security", "Revolving Credit Sublimit", "Scheduled Maturity Date" and

"Swing Line Sublimit" in *Section 1.1 (Defined Terms)* of the Credit Agreement are hereby amended and restated in their entirety as follows:

"*Consolidated EBITDA*": of any Person for any period, Consolidated Net Income of such Person and its Subsidiaries for such period plus, without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the sum of (a) income tax expense, (b) consolidated interest expense, amortization or write-off of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness, (c) depreciation and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs, (e) any extraordinary, unusual or non-recurring expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, losses on sales of assets outside of the ordinary course of business) and (f) any other non-cash charges, and minus, to the extent included in the statement of such Consolidated Net Income for such period, the sum of (a) interest income (except to the extent deducted in determining consolidated interest expense), (b) any extraordinary, unusual or non-recurring income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, gains on the sales of assets outside of the ordinary course of business) and (c) any other non-cash income, all as determined on a consolidated basis; *provided*, *however*, that for purposes of calculating Consolidated EBITDA of the MLP or any Borrower for any period, (i) the Consolidated EBITDA of any Person acquired by the MLP or such Borrower or any of their respective Subsidiaries during such period shall be included on a pro forma basis for such period (assuming the consummation of such acquisition and the incurrence or assumption of any Indebtedness in connection therewith occurred on the first day of such period) if the consolidated balance sheet of such acquired Person and its consolidated Subsidiaries as at the end of the period preceding the acquisition of such Person and the related consolidated statements of income and stockholders' equity and of cash flows for the period in respect of which Consolidated EBITDA is to be calculated (x) have been previously provided to the Administrative Agent and the Lenders and (y) either (1) have been reported on without a qualification arising out of the scope of the audit by independent certified public accountants of nationally recognized standing or (2) have been found acceptable by the Administrative Agent and (ii) the Consolidated EBITDA of any Person disposed of by the MLP or such Borrower or any of their respective Subsidiaries during such period shall be excluded for such period (assuming the consummation of such disposition and the repayment of any Indebtedness in connection therewith occurred on the first day of such period); *provided*, *further*, that for purposes of calculating compliance with the covenant contained in Section 5, with respect to any Material Project of any Borrower or any of their respective Subsidiaries, an amount equal to the ratable portion of Consolidated EBITDA projected for the first 12 months of operations of such Material Project shall be added to actual Consolidated EBITDA of such Borrower at the end of each Fiscal Quarter in proportion to the total expected capital costs of such Material Project that have been incurred at the end of such Fiscal Quarter (*provided*, *however*, that (i) with respect to any Material Project of any non-Wholly Owned Subsidiary, there shall be excluded the projected Consolidated EBITDA of such Material Project multiplied by the percentage of the economic interests of such non-Wholly Owned Subsidiary owned directly or indirectly by any Person other than the Borrowers or any Wholly Owned Subsidiary of the Borrowers, (ii) the aggregate amount of projected Consolidated EBITDA with respect to any Material Project of any non-Wholly Owned Subsidiary included in the calculation of Consolidated EBITDA shall not exceed 25% of the applicable Borrower's actual Consolidated EBITDA for the preceding 4 Fiscal Quarters and (iii) the Administrative Agent shall have received Consolidated EBITDA projections and such supporting documentation requested by it for each Material Project, in each case reasonably satisfactory to the Administrative Agent); *provided*, *further*, that for purposes of calculating compliance with the covenant contained in Section 5 for the Fiscal Quarter ending June 30, 2006, Consolidated EBITDA of the MLP for the relevant period shall be deemed to equal Consolidated EBITDA of the MLP for the three consecutive Fiscal Quarters ended June 30, 2006 plus Consolidated EBITDA of the Parent Borrower for the Fiscal Quarter ended September 30, 2005.

"*Consolidated Leverage Ratio*": with respect to any Person as of any date, the ratio of (a) Consolidated Total Debt of such Person and its Subsidiaries on such date to (b) Consolidated EBITDA of such Person and its Subsidiaries for the last four Fiscal Quarter period ending on or before such date; *provided*, *however*, that Consolidated Total Debt shall exclude (i) any Subordinated Loans made by the Permitted Investor or any Subsidiary thereof to the MLP or any Borrower; provided, that the aggregate principal amount of such excluded Subordinated Loans pursuant to this clause (i) outstanding at any time shall not exceed $100,000,000, (ii) any Subordinated Loans made by the MLP or any Borrower to any Borrower; *provided*, that the aggregate principal amount of such excluded Subordinated Loans pursuant to this clause (ii) outstanding at any time shall not exceed $100,000,000, (iii) obligations of the Parent Borrower or any of its Subsidiaries under any Hybrid Securities and (iv) the aggregate principal amount of any Indebtedness of any non-Wholly Owned Subsidiary multiplied by the percentage of the economic interests of such non-Wholly Owned Subsidiary owned directly or indirectly by any Person other than the Borrowers or any Wholly Owned Subsidiary of the Borrowers, unless any Borrower or any Wholly-Owned Subsidiary of any Borrower has a Guarantee Obligation with respect to such Indebtedness, in which case the aggregate principal amount of such Indebtedness so guaranteed shall be included in the calculation of Consolidated Total Debt.

"*Consolidated Net Income*": of any Person for any period, the consolidated net income (or loss) of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; *provided*, that in calculating Consolidated Net Income of the MLP or any Borrower for any period, there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of the MLP or such Borrower or is merged into or consolidated with the MLP or such Borrower or any of their respective Subsidiaries, (b) the income (or deficit) of any Person (other than a Subsidiary of the MLP or such Borrower) in which the MLP or such Borrower or any of their respective Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the MLP, such Borrower or such Subsidiary in the form of dividends or similar distributions, (c) the undistributed earnings of any Subsidiary of the MLP or such Borrower to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any Contractual Obligation (other than under any Loan Document) or Requirement of Law applicable to such Subsidiary and (d) the income (or deficit) of any non-Wholly Owned Subsidiary multiplied by the percentage of the economic interests of such non-Wholly Owned Subsidiary owned directly or indirectly by any Person other than the Borrowers or any Wholly Owned Subsidiary of the Borrowers.

"*Hybrid Security*": any hybrid preferred securities consisting of trust preferred securities or deferrable interest subordinated debt securities with maturities of at least 20 years issued by the Parent Borrower or wholly owned special purpose entities that are direct Subsidiaries of the Parent Borrower.

"*Revolving Credit Sublimit*": initially, with respect to each Borrower, the amount set forth opposite such Borrower's name below:

BORROWER	REVOLVING CREDIT SUBLIMIT
Parent Borrower	$350,000,000
Texas Gas	$50,000,000
Gulf South	$300,000,000

The Parent Borrower may adjust the Revolving Credit Sublimit for each Borrower from time to time upon 3 Business Days' prior written notice to the Administrative Agent; *provided*, *however*, that, except as otherwise provided in the following proviso in connection with a Revolving Credit Commitment Increase, (a) the Parent Borrower's Revolving Credit Sublimit shall not exceed $700,000,000, (b) Texas Gas' Revolving Credit Sublimit shall not exceed $700,000,000, (c) Gulf South's

Revolving Credit Sublimit shall not exceed $700,000,000 and (d) the aggregate Revolving Credit Sublimits for all Borrowers shall not exceed the then effective Revolving Credit Commitments; *provided*, *further*, that each Revolving Credit Commitment Increase shall increase the maximum Revolving Credit Sublimit for each Borrower in the preceding proviso ratably in accordance with their respective maximum Revolving Credit Sublimits immediately prior to such Revolving Credit Commitment Increase.

"*Scheduled Maturity Date*": the later of (a) June 29, 2012 and (b) the then current Extended Maturity Date, if applicable.

 "*Swingline Loan Sublimit*": $70,000,000.

(c)   The definition of "*Subsidiary*" in Section 1.1 of the Credit Agreement is amended by adding the following sentence at the end of such definition: "Notwithstanding the foregoing, Gulf Crossing shall not be deemed a Subsidiary of the Parent Borrower for purposes of Sections 3, 6, 7 and 8, other than for purposes of Sections 3.10, 3.12, 3.17, 3.19, 6.1, 6.8, 7.3, 8.1(e) and 8.1(f)."

(d)   *Section 1.1 (Defined Terms)* of the Credit Agreement is hereby amended by deleting the following definitions in their entirety: "*First Extension Option*" and "*Second Extension Option*".

(e)   *Section 2.1(b) (Incremental Credit Extensions)* of the Credit Agreement is hereby amended by (i) replacing the phrase "the aggregate amount of all Revolving Credit Commitments Increases shall not exceed $300,000,000" in clause (A) in the proviso therein with "after giving effect to the Revolving Credit Commitment Increase on the Amendment No. 1 Effective Date, the aggregate amount of all Revolving Credit Commitment Increases shall not exceed $300,000,000", (ii) renumbering the existing clause (B) in the proviso therein as clause (C) and (iii) adding the following as a new clause (B) in the proviso therein: "(B) the aggregate amount of Revolving Credit Commitments shall not exceed $1,000,000,000 at any time".

(f)   *Section 2.17(a) (Extensions of Scheduled Maturity Date; Removal of Lenders)* of the Credit Agreement is hereby and restated in its entirety to read as follows:

"(a) Subject to the terms and provisions of this *Section 2.17*, the Parent Borrower shall have options from time to time to extend the Scheduled Maturity Date for a period of one year each (each extension option shall be referred to herein as an "*Extension Option*"); *provided*, that in no event shall the Parent Borrower have such option(s) to extend the Scheduled Maturity Date during the Term Out Period. In connection with the initial Extension Option, the Parent Borrower may, by written notice to the Administrative Agent (a "*Notice of Extension*") given not earlier than 60 days prior to the first anniversary of the Effective Date nor later than 45 days prior to the then effective Scheduled Maturity Date, advise the Lenders that it requests an extension of the then effective Scheduled Maturity Date (such then effective Scheduled Maturity Date being the "*Existing Maturity Date*") by one year, effective on the Existing Maturity Date. In the event the initial Extension Option is exercised and the Existing Maturity Date is extended pursuant to the terms of this *Section 2.17*, the Parent Borrower may, by Notice of Extension given not earlier than 364 days following the date of delivery of the Notice of Extension provided in connection with the immediately prior Extension Option nor later than 45 days prior to the Existing Maturity Date, advise the Lenders that it has elected to exercise another Extension Option and request to extend the Existing Maturity Date by one year, effective on said Existing Maturity Date. The Administrative Agent will promptly, and in any event within five Business Days of the receipt of any such Notice of Extension, notify the Lenders of the contents of each such Notice of Extension."

(g)   *Schedule I (Revolving Credit Commitments)* to the Credit Agreement is hereby amended and restated in its entirety to read as attached hereto as Annex I.

3.   Conditions to Effectiveness of this Amendment. This Amendment shall become effective as of the date (the "*Effective Date*") each of the following conditions precedent shall have been satisfied:

(a)   The Administrative Agent shall have received on or prior to the Effective Date each of the following, each dated the Effective Date unless otherwise indicated or agreed to by the Administrative Agent and in form and substance satisfactory to the Administrative Agent:

(i)   counterparts of this Amendment duly executed and delivered by each of the Borrowers, the MLP, the Administrative Agent, the Issuer, the Swingline Lender and each Lender under the Credit Agreement;

(ii)   written commitments duly executed by existing Lenders (or their Affiliates or Approved Funds) or Eligible Assignees in an aggregate amount equal to $300,000,000 and, in the case of each such Eligible Assignee that is not an existing Lender, an assumption agreement in form and substance satisfactory to the Administrative Agent and duly executed by the Parent Borrower, the Administrative Agent and such Eligible Assignee;

(iii)   a favorable opinion of (A) Vinson & Elkins LLP, counsel to the Loan Parties, and (B) in-house counsel to the Loan Parties, each addressed to the Administrative Agent, the Lenders and the Issuers and addressing such matters as the Administrative Agent may reasonably request;

(iv)   a certificate of the Secretary or an Assistant Secretary of each Loan Party certifying (A) the names and true signatures of each officer of such Loan Party that has been authorized to execute and deliver this Amendment and the other documents required hereunder to be executed and delivered by or on behalf of such Loan Party, (B) the resolutions of such Loan Party's Board of Directors (or equivalent governing body) approving and authorizing the execution, delivery and performance of this Amendment and the other documents required hereunder to be executed and delivered by or on behalf of such Loan Party and (C) that there have been no changes in the certificate of incorporation (or equivalent Constituent Document) and the by-laws (or equivalent Constituent Document) of such Loan Party from the certificate of incorporation (or equivalent Constituent Document) and the by-laws (or equivalent Constituent Document) previously delivered to the Administrative Agent on the Effective Date (or if there has been such a change, attaching a certified copy thereof);

(v)   a certificate of the chief financial officer of each Borrower in his capacity as such (and not in his individual capacity), in form and substance satisfactory to the Administrative Agent, attesting to the solvency of the Borrowers and the MLP after giving effect to the Revolving Credit Commitment Increase contemplated hereby; and

(vi)   a certificate of a Responsible Officer of the Borrowers to the effect that the conditions set forth in *Section 4.2(b) (Conditions Precedent to Each Extension of Credit)* of the Credit Agreement have been satisfied both before and after giving effect to this Amendment.

(b)   The Administrative Agent shall have received a certificate as to the good standing of each Loan Party, certified as of a recent date by the Secretary of State of the State of Delaware.

(c)   There shall have been paid to the Administrative Agent, for the account of itself and the Lenders, as applicable, all fees and expenses (including reasonable fees and expenses of counsel) due and payable on or before the Effective Date.

4.   Pro Rata Participations. On the Effective Date, each Lender or Eligible Assignee participating in the Revolving Credit Commitment Increase pursuant to this Amendment shall purchase and assume from each existing Lender having Revolving Loans and participations in Letters of Credit and Swingline Loans outstanding on Effective Date, without recourse or warranty, an undivided interest and participation, to the extent of such Lender's Ratable Portion of the new Revolving Credit Commitments (after giving effect to such Revolving Credit Commitment Increase), in the aggregate outstanding Revolving Loans and participations in Letters of Credit and Swingline Loans, so as to ensure that, on the Effective Date after giving effect to such

Revolving Credit Commitment Increase, each Revolving Lender is owed only its Ratable Portion of the Revolving Loans and participations in Letters of Credit and Swingline Loans on the Effective Date.

5.   <u>Representations and Warranties</u>. Each Loan Party hereby represents and warrants to the Administrative Agent and the Lenders, on and as of the date hereof, that:

(a)   (i) Such Loan Party has taken all necessary action to authorize the execution, delivery and performance of this Amendment, (ii) this Amendment has been duly executed and delivered by such Loan Party and (iii) this Amendment is the legal, valid and binding obligation of such Loan Party, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

(b)   After giving effect to this Amendment, each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents (other than the representations and warranties set forth in Sections 3.2 and 3.6 of the Credit Agreement) is true and correct in all material respects on and as of the date hereof, as if made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date.

(c)   After giving effect to this Amendment, no Default or Event of Default has occurred and is continuing as of the date hereof.

6.   <u>Reaffirmation</u>.

(a)   Each Loan Party hereby consents to the execution, delivery and performance of this Amendment and agrees that each reference to the Credit Agreement in the Loan Documents shall, on and after the Effective Date, be deemed to be a reference to the Credit Agreement as amended by this Amendment.

(b)   Each Loan Party hereby acknowledges and agrees that, after giving effect to this Amendment, all of its respective obligations and liabilities under the Loan Documents to which it is a party are reaffirmed, and remain in full force and effect.

7.   <u>Continuing Effect</u>. Except as expressly set forth in this Amendment, all of the terms and provisions of the Credit Agreement are and shall remain in full force and effect and the Borrower shall continue to be bound by all of such terms and provisions. The Amendment provided for herein is limited to the specific provisions of the Credit Agreement specified herein and shall not constitute an amendment of, or an indication of the Administrative Agent's or the Lenders' willingness to amend or waive, any other provisions of the Credit Agreement or the same sections for any other date or purpose.

8.   <u>Expenses</u>. The Borrowers agree to pay and reimburse the Administrative Agent for all its reasonable out-of-pocket costs and expenses incurred in connection with the negotiation, preparation, execution and delivery of this Amendment, and other documents prepared in connection herewith, and the transactions contemplated hereby, including, without limitation, reasonable fees and disbursements and other charges of counsel to the Administrative Agent and the charges of SyndTrak Online relating to the Amendment.

9.   <u>Choice of Law</u>. This Amendment and the rights and obligations of the parties hereto shall be governed by, and construed and interpreted in accordance with the law of the State of New York.

10.   <u>Counterparts</u>. This Amendment may be executed in any number of counterparts and by different parties and separate counterparts, each of which when so executed and delivered, shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or e-mail shall be effective as delivery of a manually executed counterpart of this Amendment.

11.   Integration. This Amendment, together with the other Loan Documents, incorporates all negotiations of the parties hereto with respect to the subject matter hereof and is the final expression and agreement of the parties hereto with respect to the subject matter hereof.

12.   Severability. In case any provision in this Amendment shall be invalid, illegal or unenforceable, such provision shall be severable from the remainder of this Amendment and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

13.   Loan Document. This Amendment is a Loan Document.

14.   Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION OR PROCEEDING WITH RESPECT TO THIS AMENDMENT AND ANY OTHER LOAN DOCUMENT.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have entered into this Amendment as of the date first above written.

BOARDWALK PIPELINES, LP,
as Borrower

By: BOARDWALK OPERATING GP, LLC,
its general partner

By: BOARDWALK PIPELINE PARTNERS, LP,
its managing member

By: BOARDWALK GP, LP,
its general partner

By: BOARDWALK GP, LLC,
its general partner

By: _____
Name:
Title:

TEXAS GAS TRANSMISSION, LLC,
as Borrower

By: _____
Name:
Title:

GULF SOUTH PIPELINE COMPANY, LP,
as Borrower

By: GS PIPELINE COMPANY, LLC,
its general partner

By: _____
Name:
Title:

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
its general partner

By: BOARDWALK GP, LLC,
its general partner

By: _____
Name:
Title:

WACHOVIA BANK, NATIONAL ASSOCIATION,
as Administrative Agent, Issuer, Swingline Lender and
Lender

By: _____

    Name:

    Title:

_____,
as a Lender

By: _____
       Name:
       Title:

Annex I
to
Amendment No. 1

SCHEDULE I

REVOLVING CREDIT COMMITMENTS

Lender	**Revolving Credit Commitment**
Wachovia Bank, National Association	$86,333,334
Citibank, N.A.	$86,333,333
JPMorgan Chase Bank, N.A.	$86,333,333
Union Bank of California, N.A.	$75,000,000
UBS Loan Finance LLC	$75,000,000
Royal Bank of Canada	$60,000,000
Mizuho Corporate Bank, Ltd.	$60,000,000
Merrill Lynch Bank USA	$45,000,000
William Street Commitment Corporation	$45,000,000
Morgan Stanley Bank	$45,000,000
Deutsche Bank AG New York Branch	$36,000,000
TOTAL:	**$700,000,000**